REDCORP

NEWS RELEASE

November 21, 2003

News Release 03-14

Release of Interim Financial Report ended September 30 2003

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the release of its third quarter report for the nine months ended September 30, 2003. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or the Company's website at www.redcorp-ventures.com.

Selected Financial Information:

The Company's expenditures in the first nine months of 2003 totalled $1,729,318 (2002 - $631,072) primarily related to exploration operations at the Tulsequah zinc-copper-silver-gold massive sulphide project in northern British Columbia, owned and operated by the Company's wholly-owned subsidiary Redfern Resources Ltd.

The Company completed a brokered financing on May 14, 2003 which raised net proceeds of $2,084,459, including $1,600,000 in flow-through share funds for the Tulsequah Exploration program. Total funds realized through the issuance of share capital in the first nine months of 2003, including option and warrant exercise, was $2,330,609 compared to $480,330 in the corresponding period of 2002.

During the first nine months of 2003 the Company recorded a net loss of $1,647,293 compared to a loss of $495,342 in the corresponding period of 2002. Consolidated working capital at the end of the period stands at $899,629.

The Company's subsidiary, Redfern Resources Ltd., is conducting a drilling exploration program to define extensions to the Tulsequah Chief massive sulphide deposit. The drill program was extended into early November and has recently concluded. Final assay results are awaited. In addition to locating extensions of the main sulphide zone, the program has discovered a new sulphide lens at a higher stratigraphic level which remains open to depth and along strike to the west. The Company expects to intensify the exploration and development of the project in 2004.

Further information on Redcorp, Redfern and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

dlw 12/3

...document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties ...t under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP

FILE No. 82-1824

REDCORP VENTURES LTD.

Interim report
for the nine months ended
September 30, 2003

Management Discussion and Analysis

This discussion should be read in conjunction with the accompanying nine month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending September 30, 2003.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's properties are the inactive Hawk gold project in north central British Columbia and the active Tulsequah Project in northwest British Columbia which is owned and operated by Redfern.

During the nine months ended September 30, 2003 the Company completed a brokered financing to obtain working capital and to advance the Tulsequah project which had received a new Project Approval Certificate (PAC) on December 13, 2002. The Company raised gross proceeds of $2,400,000 through the issuance of 8,000,000 flow-through shares at $0.20 per flow-through share and 4,000,000 Units at $0.20/Unit. Each Unit consisted of one share and a non-transferable warrant for a full common share at a price of $0.25 for two years from closing. The financing closed on May 14, 2003. Net proceeds after deduction of financing costs of $315,541 totalled $2,084,459. In addition the Company issued 835,000 shares pursuant to exercise of outstanding warrants to net $228,750. An additional $17,400 was realized on the exercise of 110,000 share options. Total funds realized through issuance of share capital in the first nine months of 2003 totalled $2,330,609 compared to $480,330 during the corresponding period in 2002.

Exploration at the Tulsequah project commenced in early June and was in full progress through this reporting period. Work was also advanced to complete outstanding permitting requirements to secure an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization and to resolve conditions attached to the new Project Approval Certificate. Additional work commenced in June to assess further remediation and environmental impact mitigation works for the Tulsequah Project and diversion works were completed to improve and manage water flows within the mine.

The exploration program at the Tulsequah project consists of exploration drilling from surface and underground. In excess of 10,000 metres of drilling is anticipated within a budget of $1.6 million in flow-through funding raised in the May financing. The primary target is the location and definition of new resources within a parallel mineralized structure adjacent to the currently defined resource at the Tulsequah Chief Mine. As of September 30, 2003 a total of 7,860 metres were completed in 18 drill holes, 2 from surface and 16 from underground. The drilling program is expected to continue into early November. Results have been very promising with

identification of high-grade mineralization on the west flank of the existing resource and discovery of a new sulphide lens at a higher stratigraphic interval in the western target area. A single hole drilled into the existing resource to improve the drill-hole information density in one location encountered a very thick section (in excess of 30 meters) of high-grade massive sulphides, which is expected to increase the resource tonnage in this area. No other infill holes were drilled.

During the nine months ended September 30, 2003 the Company's total expenditures were $1,729,318 as compared to $631,072 in the same period of 2002. This increase principally reflects the increased exploration costs associated with the Tulsequah project exploration program. Administration and overhead expenses in the nine months ending September 30, 2003 were $223,711 compared to $296,637 in the corresponding period of 2002. The lower overhead is due principally to reductions in salaries, rent and taxes relative to the same period in 2002.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first nine months of 2003 was $88,165 (2002 - $56,293) increased in part due to slight increases in oil and gas prices in 2003 but principally due to increased interest income in 2003 for investments in cash and cash-equivalents.

During the first nine months of 2003 Redfern recorded a gain from the sale of a portion of its securities held of EuroZinc Mining Corporation ("EZM") in the amount of $13,127. During the equivalent period in 2002 Redfern recorded a gain from the sale of EZM shares in the amount of $103,890. As of September 30, 2003 Redfern continues to hold a total of 348,426 Eurozinc shares.

As disclosed in the Company's Annual Report and previous interim financial report, Redfern had a contingent liability, shared with the province of British Columbia, associated with legal costs awarded to the Taku River Tlingit First Nation as a result of judicial review proceedings conducted in 2000. In late August 2003 Redfern paid its share of the cost award, in the amount of $92,500, to settle the judgement. This amount is included in exploration costs for the period ending September 30, 2003.

During the first nine months of 2003 the Company recorded a net loss of $1,647,293 compared to a loss of $495,342 in the corresponding period of 2002. Consolidated working capital at the end of the period stands at $899,629, compared with $185,198 in the corresponding period in 2002.

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		September 30, 2003 (unaudited)		December 31, 2002 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	**897,910**	$	172,945
Accounts receivable		**75,992**		43,362
Income tax recovery		**21,345**		37,630
Prepaid expenses		**6,300**		21,273
Total current assets		**1,001,547**		275,210
Long term investment		**18,331**		40,936
Fixed assets		**26,918**		8,161
Oil & Gas interests		**0**		19,267
Mineral leases and claims		**3,179,200**		3,179,200
Cash and term deposits held for future remediation		**1,954,284**		1,962,284
	$	**6,180,280**	$	5,485,058
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	**101,918**	$	90,012
		101,918		90,012
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited Issued and fully paid (note 2)		**34,826,655**		32,496,046
Deficit		**($28,748,293)**		($27,101,000)
Total shareholders' equity		**6,078,362**		5,395,046
	$	**6,180,280**	$	5,485,058

REDCORP VENTURES LTD.
Consolidated Statements of Operations and Deficit
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2003	September 30, 2002	**September 30, 2003**	September 30, 2002
Oil & Gas Revenue	**$ 12,450**	$ 7,500	**$ 33,050**	$ 26,500
Depletion	**(2,965)**	(8,151)	**(19,267)**	(24,453)
	9,485	(651)	**13,783**	2,047
Interest revenue	**24,214**	10,082	**53,216**	29,793
Other Income			**1,899**	
Gain on Sale of Securities	**-**	0	**13,127**	103,890
	33,699	9,431	**82,025**	135,730
Expenses				
Exploration costs	**1,191,297**	283,234	**1,505,607**	334,435
Project generation	**9**	595	**595**	21,974
Amortization	**4,262**	1,331	**6,327**	2,758
Communication	**2,278**	1,569	**7,320**	4,265
Fees and taxes	**1,299**	1,614	**22,375**	40,981
Legal and audit	**11,618**	6,548	**36,534**	31,086
Office	**5,717**	9,106	**24,084**	30,689
Other	**5,475**	6,873	**26,024**	22,895
Rent	**5,838**	5,049	**10,880**	17,641
Salaries	**29,634**	50,191	**88,277**	123,225
Travel	**267**	279	**1,295**	1,123
	1,257,694	366,389	**1,729,318**	631,072
Net Earnings (Loss)	**(1,223,995)**	(356,958)	**(1,647,293)**	(495,342)
Deficit, beginning of period	**27,524,298**	26,602,249	**27,101,000**	26,463,865
Change in accounting for exploration costs (note 3)	**-**		**-**	
Deficit, end of period	**$ 28,748,293**	$ 26,959,207	**$ 28,748,293**	$ 26,959,207
Earnings (loss) per share	**$ (0.04)**	$ (0.01)	**$ (0.05)**	$ (0.02)

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE NINE MONTH PERIODS ENDED	
	September 30, 2003	September 30, 2002	**September 30, 2003**	September 30, 2002
Cash provided by (Used in)				
Operations:				
Net loss	$ **(1,223,995)**	$ (356,958)	$ **(1,647,293)**	$ (495,342)
Items not affecting cash				
Amortization	**4,262**	1,331	**6,327**	2,758
Oil and gas depletion	**2,965**	8,151	**19,267**	24,453
Shares issued for interest	**-**	-	**-**	-
Exchange loss(gain) on current portion of long term debt	**-**	-	**-**	-
Gain on sale of securities	**-**	-	**(13,127)**	(103,890)
Net change in non-cash operating working capital	**67,556**	124,026	**10,534**	110,361
	(1,149,212)	(223,450)	**(1,624,292)**	(461,660)
Financings:				
Issuance of share capital to acquire mineral property	**-**	-		4,200
Issuance of share capital for cash	**81,000**	-	**2,646,150**	516,867
Share capital issuance costs	**(7,635)**	(16,436)	**(315,541)**	(40,737)
	73,365	(16,436)	**2,330,609**	480,330
Investments				
Acquisition of mineral claims	**-**	-	**0**	(4,200)
Proceeds on sale of long term investment shares	**-**	-	**35,732**	172,231
Purchase of fixed assets	**138**	(1,088)	**($25,084)**	(7,673)
Cash and term deposits held for future remediation	**(14,000)**	(9,722)	**8,000**	(28,848)
	(13,862)	(10,810)	**18,648**	131,510
Increase (decrease) in cash	**(1,089,709)**	(250,696)	**724,965**	150,180
Cash and term deposits, beginning of period	**1,987,619**	609,719	**172,945**	208,843
Cash and term deposits, end of period	$ **897,910**	$ 359,023	$ **897,910**	$ 359,023

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at September 30, 2003 and for the three and nine month periods ended September 30, 2003 and 2002 are unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with and should be used in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2002.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	September 30, 2003		September 30, 2002	
	Number	Amount	Number	Amount
Balance, beginning of period	27,915,255	$ 32,496,046	24,482,963	$ 32,015,716
Issued for cash:				
Options exercised	110,000	17,400	-	-
Warrants exercised	835,000	228,750	-	-
Private Placement	12,000,000	2,400,000	3,306,667	501,567
Acquisition of mineral claims	-	-	30,000	4,200
Finders Fee			95,625	15,300
Less Expenses of offering		(315,541)		(40,737)
Balance, end of period	40,860,255	$ 34,826,655	27,915,255	$ 32,496,046

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2002	1,485,000	$0.16
Granted	540,000	$0.29
Exercised	(110,000)	$0.16
Expired	-	-
Outstanding, September 30, 2003	1,915,000	$0.195

The options outstanding at September 30, 2003 expire between March 3, 2004 and July 22, 2008.